UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58837/October 23, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13185

In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
AMERICAN ENVIRONMENTAL CORP.	:	REVOKING REGISTRATIONS BY
(n/k/a TRACKBETS INTERNATIONAL,	:	DEFAULT AS TO TWO
INC.), BAM! ENTERTAINMENT, INC.,	:	RESPONDENTS
and RUDY NUTRITION	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 12, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement and the Office of the Secretary have provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents by September 17, 2008, in a manner that complies with Rule 141 of the Commission's Rules of Practice. No Answers were filed within the time allowed for filing Answers.

By Order dated October 1, 2008, I required Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. Respondent Rudy Nutrition replied to the Order to Show Cause and submitted an Answer. The other two Respondents did not reply to the Order to Show Cause and the time for replying has expired. Accordingly, these two Respondents are in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As permitted by Rule 155(a) of the Commission's Rules of Practice, the following allegations of the OIP are deemed true.

American Environmental Corp. (n/k/a TrackBets International, Inc.) (TRKB) (CIK No. 1016614) is a Nevada corporation located in Boulder City, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). TRKB is delinquent in its periodic filings with the Commission, having not filed any reports since it filed a Form 10-SB12G with the Commission on June 24, 1999, which reported a net loss of $6,432 for the nine months ended March 31, 1999. In September 2000, TRKB changed its name with the State of Nevada and the Pink Sheets to Carnegie, Cooke & Co., Inc., but failed to report that change to the Commission as required by Commission rules. In January 2008, TRKB changed its name to TrackBets International, Inc., in the Pink Sheets, but failed to report that change to the

Commission as required by Commission rules. As of September 9, 2008, the common stock of TRKB was quoted on the Pink Sheets, had nine market makers, was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3), and had an average daily trading volume of 7,259,963 shares for the six months ended September 9, 2008.

BAM! Entertainment, Inc. (BFUN) (CIK No. 1132809), is a forfeited Delaware corporation located in San Jose, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). BFUN is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2004, which reported a net loss of $11,216,000 for the prior nine months. The audit report accompanying BFUN's Form 10-K for the period ended September 30, 2003, contained a "going concern" opinion based on the company's recurring net losses, accumulated deficit, and cash position. As of September 9, 2008, the common stock of BFUN was quoted on the Pink Sheets, had thirteen market makers, was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3), and had an average daily trading volume of 9,901 shares for the six months ended September 9, 2008.

These two Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports. As a result of the foregoing, these two Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of American Environmental Corp. (n/k/a TrackBets International, Inc.) and Bam! Entertainment, Inc., are revoked; and

IT IS FURTHER ORDERED THAT the proceeding shall continue as to Rudy Nutrition.

               _____
               James T. Kelly
               Administrative Law Judge